Exhibit 99.2
Shell plc
Three and nine month periods ended September 30, 2026
Unaudited Condensed Interim Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 3rd QUARTER 2026 AND NINE MONTHS UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS
Quarters			$ million		Nine months
Q3 2026	Q2 2026	Q3 2025		Reference*	2026	2025
12,057	10,821	5,322	Income attributable to Shell plc shareholders		28,573	13,703
10,814	9,836	5,432	Adjusted Earnings	A.	27,565	15,273
22,736	20,710	14,773	Adjusted EBITDA	A.	61,187	43,336
21,043	21,432	12,207	Cash flow from operating activities		48,538	33,425
(4,721)	(3,908)	(2,257)	Cash flow from investing activities		(11,765)	(11,622)
16,322	17,524	9,950	Free cash flow	G.	36,773	21,803
7,922	4,237	4,907	Cash capital expenditure	C.	16,361	14,899
9,033	8,664	9,275	Operating expenses	F.	26,412	26,115
8,836	8,440	8,998	Underlying operating expenses	F.	25,861	25,596
14.4%	12.4%	9.4%	ROACE	D.	14.4%	9.4%
76,075	73,076	73,977	Total debt	E.	76,075	73,977
39,733	41,754	41,204	Net debt	E.	39,733	41,204
16.6%	18.7%	18.8%	Gearing	E.	16.6%	18.8%
2,574	2,455	2,821	Oil and gas production available for sale (thousand boe/d)		2,593	2,781
2.15	1.94	0.91	Basic earnings per share ($)		5.09	2.31
1.93	1.76	0.93	Adjusted Earnings per share ($)	B.	4.91	2.57
0.3906	0.3906	0.3580	Dividend per share ($)		1.1718	1.0740
* Alternative Performance (Non-GAAP) measure. See page 37.
Quarter Analysis1
Income attributable to Shell plc shareholders was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $0.4 billion.
Adjusted Earnings, compared with the second quarter 2026, reflected higher Refining margins, higher realised LNG prices and higher Integrated Gas volumes. These were partly offset by lower crude and oil products trading and optimisation, higher well write-offs and lower realised liquids prices.
Identified items in the third quarter 2026 amounted to a net gain of $0.8 billion and included favourable movements due to the fair value accounting of commodity derivatives and gains on the disposal of assets, partly offset by a loss from net impairment charges and reversals. This compares with identified items in the second quarter 2026 which amounted to a net gain of $0.4 billion.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2026 was $21.0 billion, and primarily driven by Adjusted EBITDA and net cash inflows related to derivatives of $3.4 billion, partly offset by tax payments of $3.2 billion and net cash outflows related to the timing impact of payments for emission certificates and biofuel programmes of $2.2 billion.2
Cash flow from investing activities for the third quarter 2026 was an outflow of $4.7 billion, and included cash capital expenditure of $7.9 billion, which included the cash purchase consideration for the ARC Resources Ltd. (“ARC”) acquisition.3 This was partly offset by divestment proceeds of $2.7 billion which mainly related to the divestments of Jiffy Lube International and our interest in the Na Kika platform in the Gulf of America.
Net debt and Gearing: At the end of the third quarter 2026, net debt was $39.7 billion, compared with $41.8 billion at the end of the second quarter 2026. This reflects free cash flow of $16.3 billion, partly offset by lease additions of $6.6 billion4, share buybacks of $3.2 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. In addition, as part of the acquisition of ARC, Shell took on net debt and leases of $2.5 billion, of which debt of $1.9 billion was repaid in September 2026. Gearing was 16.6% at the end of the third quarter 2026, compared with 18.7% at the end of the second quarter 2026, mainly driven by lower net debt and favourable equity movements. The acquisition of ARC resulted in a 0.8 percentage point reduction in gearing.
Shareholder distributions: Total shareholder distributions in the quarter amounted to $5.3 billion, comprising repurchases of shares of $3.2 billion and cash dividends paid to Shell plc shareholders of $2.2 billion. Dividends declared to Shell plc
Shell plc            Unaudited Condensed Interim Financial Report            2

shareholders for the third quarter 2026 amount to $0.3906 per share. Shell has now completed the aggregate $4.2 billion of share buybacks announced in the second quarter 2026 results announcement. Today, Shell announces a share buyback programme of $5.0 billion which is expected to be completed by the fourth quarter 2026 results announcement.

Nine Months Analysis1
Income attributable to Shell plc shareholders was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $2.2 billion.
Adjusted Earnings, compared with the first nine months 2025, reflected higher trading and optimisation, higher realised prices, higher Refining margins and higher Chemicals margins. These were partly offset by lower volumes, unfavourable tax movements and unfavourable net interest movements.
Identified items in the first nine months 2026 amounted to a net loss of $1.2 billion and included a loss from net impairment charges and reversals and unfavourable movements due to the fair value accounting of commodity derivatives, partly offset by gains on the disposal of assets. This compares with identified items in the first nine months 2025 which amounted to a net loss of $1.2 billion.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2026 was $48.5 billion, and primarily driven by Adjusted EBITDA, the non-cash cost of supplies adjustment of $3.2 billion (before tax) and net cash inflows related to derivatives of $2.6 billion, partly offset by tax payments of $8.5 billion and working capital outflows of $8.4 billion.
Cash flow from investing activities for the first nine months 2026 was an outflow of $11.8 billion and included cash capital expenditure of $16.4 billion. This was partly offset by divestment proceeds of $3.5 billion and interest received of $1.1 billion.
This Unaudited Condensed Interim Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 5 .
1.All earnings amounts are shown post-tax, unless stated otherwise.,
2.Includes $2.4 billion payments for the Brennstoffemissionshandelsgesetz (Fuel Emissions Trading Act).
3.See Note 8 “Acquisition of ARC Resources”.
4.Includes non-cash increases of $5.4 billion in the variable component of shipping leases in the current macro environment. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements” for further details.
5.Not incorporated by reference.
PORTFOLIO DEVELOPMENTS
Integrated Gas
In July 2026, we reached an agreement to sell our 35% non-operated interest in Cyprus Offshore Block 12 containing the Aphrodite gas field, for up to $720 million, subject to customary adjustments and milestone-linked contingent payments. The transaction is expected to complete in early 2027, subject to regulatory approval and closing conditions.
In September 2026, we completed the previously announced agreement to acquire ARC Resources Ltd. (“ARC”), following receipt of all required shareholder, court and regulatory approvals. The transaction adds approximately 370 kboe/d immediately across liquids and gas. In accordance with the terms of the agreement, ARC’s shareholders received CAD 8.20 in cash and 0.40247 ordinary shares of Shell plc for each ARC share, resulting in an equity value of USD 14.0 billion.1
In September 2026, Shell took a final investment decision on LNG Canada Phase 2. The project will increase LNG Canada’s production capacity from 14 million tonnes per annum (mtpa) to 28 mtpa. Shell has a 40% interest in LNG Canada and will receive nearly 6 mtpa of additional LNG from the expansion. Commercial operations are expected to begin in the early 2030s.
Upstream
In September 2026, we completed the previously announced sale of our 50% non-operated working interest in the Na Kika platform and associated fields in the Gulf of America, together with our 100%-owned Coulomb tieback, for cash proceeds of approximately $840 million reflecting adjustments between the effective date of July 1, 2025, and closing.
Marketing
In September 2026, we signed an agreement to increase our equity in Tri Star Energy, a convenience store operator and fuel distributor operating across the south-eastern United States, from 33% to 100%. The acquisition will make Shell the full owner of an additional 320 fuel and convenience retail sites and includes supply agreements with 552 more dealer-owned locations. The deal is expected to be completed by the end of 2026, subject to regulatory clearance and closing conditions.
Shell plc            Unaudited Condensed Interim Financial Report            3

Renewables and Energy Solutions
In July 2026, we agreed to sell 100% of Solenergi Power Private Limited, which includes the Sprng Energy group of companies, to Aditya Birla Renewables Limited for $1.8 billion. The transaction is expected to complete by the end of 2026, subject to regulatory approval and closing conditions.

In August 2026, we signed an agreement to sell our European onshore renewables portfolio, including development-stage and operational assets across Italy, the Netherlands, Spain and the UK. The portfolio included in the transaction comprises ~0.5 GW of combined renewable generation capacity in operation and in development, as well as a pipeline of projects for future development. The transaction is subject to regulatory approvals and is expected to complete by the end of 2026.

In September 2026, we signed agreements to acquire 100% of Hunlock Creek Generating LLC, which owns 169 MW of natural gas-fired generation capacity in Pennsylvania, and to sell our interests in RISEC Holdings, LLC, which owns a 609-MW power plant that serves the New England power market, for $715 million. Both transactions are subject to regulatory approvals and are expected to close in the first quarter of 2027.
1.See Note 8 “Acquisition of ARC Resources”.
Shell plc            Unaudited Condensed Interim Financial Report            4

PERFORMANCE BY SEGMENT

INTEGRATED GAS
Quarters			$ million		Nine months
Q3 2026	Q2 2026	Q3 2025		Reference*	2026	2025
4,553	2,680	2,355	Income/(loss) for the period		8,555	6,982
1,517	(10)	212	Of which: Identified items	A.	1,009	619
3,037	2,691	2,143	Adjusted Earnings	A.	7,546	6,363
5,184	4,761	4,257	Adjusted EBITDA	A.	14,060	12,867
4,606	4,629	3,038	Cash flow from operating activities	A.	9,717	10,129
4,756	1,269	1,169	Cash capital expenditure	C.	7,039	3,482
93	37	130	Liquids production available for sale (thousand b/d)		81	128
3,942	3,448	4,667	Natural gas production available for sale (million scf/d)		3,996	4,619
772	631	934	Total production available for sale (thousand boe/d)		770	925
7.43	7.73	7.29	LNG liquefaction volumes (million tonnes)		23.03	20.61
19.25	17.96	18.88	LNG sales volumes (million tonnes)		56.37	53.14
* Alternative Performance (Non-GAAP) measure. See page 37.

Integrated Gas includes natural gas and liquids exploration and extraction. The gas is then processed to produce liquefied natural gas (LNG) or converted into gas-to-liquids (GTL) fuels and other products. The business includes the operation of both upstream and midstream infrastructure necessary to deliver natural gas and its derivatives to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the second quarter 2026, reflected higher volumes (increase of $360 million) and the combined net effect of realised prices and contributions from trading and optimisation (increase of $324 million), partly offset by higher operating expenses (increase of $180 million).
Identified items in the third quarter 2026 included a gain from net impairment reversals of $1,290 million, mainly related to an asset in North America.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2026 was primarily driven by Adjusted EBITDA. This was partly offset by tax payments of $442 million.
Total oil and gas production, compared with the second quarter 2026, increased by 22%, mainly due to the acquisition of ARC Resources Ltd. on September 2, 2026, partly offset by higher planned maintenance. LNG liquefaction volumes decreased by 4%, mainly due to higher planned maintenance across the portfolio.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first nine months 2025, reflected the combined effect of higher contributions from trading and optimisation and higher realised prices (increase of $3,783 million), partly offset by lower volumes (decrease of $1,279 million), unfavourable tax movements ($583 million) and higher operating expenses (increase of $508 million).
Identified items in the first nine months 2026 included a gain from net impairment reversals and charges of $1,277 million, mainly related to an asset in North America, partly offset by unfavourable movements of $510 million due to the fair value accounting of commodity derivatives. These net reversals and unfavourable movements compare with the first nine months 2025 which included favourable movements of $946 million due to the fair value accounting of commodity derivatives, partly offset by a loss from impairment charges of $455 million. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2026 was primarily driven by Adjusted EBITDA. This was partly offset by tax payments of $1,701 million, a payment relating to a legal case of $635 million and net cash outflows related to derivatives of $608 million.
Shell plc            Unaudited Condensed Interim Financial Report            5

Total oil and gas production, compared with the first nine months 2025, decreased by 17%, mainly due to the impact of the Middle East conflict on Qatari volumes. LNG liquefaction volumes increased by 12%, mainly due to LNG Canada ramp-up, partly offset by the impact of the Middle East conflict on Qatari volumes.

1.All earnings amounts are shown post-tax, unless stated otherwise.

Shell plc            Unaudited Condensed Interim Financial Report            6

UPSTREAM
Quarters			$ million		Nine months
Q3 2026	Q2 2026	Q3 2025		Reference*	2026	2025
3,860	3,579	1,707	Income/(loss) for the period		9,995	5,795
671	93	-97	Of which: Identified items	A.	943	(78)
3,189	3,485	1,804	Adjusted Earnings	A.	9,052	5,873
9,269	8,891	6,557	Adjusted EBITDA	A.	25,421	20,582
7,281	6,835	4,841	Cash flow from operating activities	A.	17,294	15,286
1,691	1,633	1,885	Cash capital expenditure	C.	5,483	6,634
1,360	1,367	1,399	Liquids production available for sale (thousand b/d)		1,358	1,356
2,562	2,648	2,513	Natural gas production available for sale (million scf/d)		2,697	2,613
1,802	1,824	1,832	Total production available for sale (thousand boe/d)		1,823	1,806
* Alternative Performance (Non-GAAP) measure. See page 37.

Upstream explores for and extracts crude oil, natural gas and natural gas liquids. The segment also includes marketing and transportation of oil, gas and liquids, supported by the infrastructure required to deliver them to market or to process them within Shell's chemicals manufacturing plants and refineries. Upstream activities span deep-water and conventional oil and gas operations.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the second quarter 2026, reflected higher well write-offs (increase of $309 million), unfavourable tax movements ($246 million), and lower realised prices and margins (decrease of $129 million), mainly due to lower realised liquids prices. Adjusted Earnings also reflected favourable movements in unrealised profit eliminations on inter-segment sales ($341 million).2
Identified items in the third quarter 2026 included gains of $777 million from the disposal of assets, mainly related to the sale of our interest in the Na Kika platform in the Gulf of America. These gains compare with the second quarter 2026 which included gains of $83 million from the disposal of assets.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2026 was primarily driven by Adjusted EBITDA and dividends (net of profits) from joint ventures and associates of $908 million. These inflows were partly offset by tax payments of $2,577 million.
Total production, compared with the second quarter 2026, decreased mainly due to production sharing contract effects and field decline, partly offset by new oil production in the Gulf of America and Brazil.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first nine months 2025, reflected higher realised prices and margins (increase of $4,137 million), mainly due to higher realised liquids prices, partly offset by higher operating expenses (increase of $433 million) and depreciation, depletion and amortisation expenses (increase of $345 million).
Identified items in the first nine months 2026 included gains of $823 million from the disposal of assets, mainly related to the sale of our interest in the Na Kika platform in the Gulf of America, gains of $238 million related to the impact of inflationary adjustments in Argentinian peso on a deferred tax position and gains of $104 million related to the impact of the strengthening Brazilian real on a deferred tax position. These gains compare with the first nine months 2025 which included a charge of $509 million related to the UK Energy Profits Levy, partly offset by gains of $524 million from disposal of assets.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2026 was primarily driven by Adjusted EBITDA, partly offset by tax payments of $6,130 million and working capital outflows of $2,159 million.
Total production for the first nine months 2026 increased mainly due to new production in the Gulf of America and Brazil, partly offset by portfolio changes and field decline.
1.All earnings amounts are shown post-tax, unless stated otherwise.
Shell plc            Unaudited Condensed Interim Financial Report            7

2.Sales of products between segments are based on prices generally equivalent to commercially available prices. Any profit on products still held in inventory at the end of the period is excluded from the segment earnings until these products are sold to third parties.

Shell plc            Unaudited Condensed Interim Financial Report            8

MARKETING
Quarters			$ million		Nine months
Q3 2026	Q2 2026	Q3 2025		Reference*	2026	2025
55	1,747	576	Income/(loss) for the period		3,698	2,155
(1,895)	157	(759)	Of which: Identified items	A.	(1,886)	(1,161)
1,164	1,329	1,316	Adjusted Earnings	A.	3,827	3,416
1,986	2,392	2,340	Adjusted EBITDA	A.	6,816	6,389
(210)	2,547	1,788	Cash flow from operating activities	A.	4,561	6,414
415	380	489	Cash capital expenditure	C.	1,043	1,173
2,581	2,570	2,824	Marketing sales volumes (thousand b/d)		2,593	2,771
* Alternative Performance (Non-GAAP) measure. See page 37.

Marketing includes Mobility, Lubricants, and Sectors and Decarbonisation. Mobility operates our retail network, including electric vehicle charging, convenience retail, and the Wholesale Commercial Fuels business for transport and industry. Lubricants produces, markets and sells products for road transport and machinery in manufacturing, mining, power generation, agriculture and construction. Sectors and Decarbonisation supplies fuels, speciality products and services, including low-carbon energy solutions such as biofuels, to a broad range of commercial customers, including in the aviation, marine and agriculture sectors.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $787 million.
Adjusted Earnings, compared with the second quarter 2026, reflected lower Marketing margins (decrease of $262 million), mainly due to weaker Mobility unit margins and lower Lubricants volumes. These unfavourable margin movements were partly offset by favourable tax movements ($120 million).
Identified items in the third quarter 2026 included a loss from net impairment charges and reversals of $1,904 million, mainly related to European biogas assets. These net charges compare with the second quarter 2026, which included gains of $282 million from the disposal of assets, mainly related to the divestment of Jiffy Lube International, partly offset by unfavourable movements of $78 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2026 was primarily driven by net cash outflows related to the timing impact of payments for emission certificates and biofuel programmes of $1,866 million and working capital outflows of $947 million. These outflows were partly offset by Adjusted EBITDA and the cost of supplies adjustment of $1,043 million (before tax).
Marketing sales volumes (comprising hydrocarbon sales), compared with the second quarter 2026, increased mainly due to higher Mobility volumes, driven by seasonally higher demand, partly offset by lower Lubricants volumes due to market impacts from the Middle East conflict.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $1,757 million.
Adjusted Earnings, compared with the first nine months 2025, reflected lower operating expenses (decrease of $168 million), partly offset by lower Marketing margins (decrease of $18 million). Lower margins included lower volumes and weaker unit margins, which were largely offset by support from trading and optimisation.
Identified items in the first nine months 2026 included a loss from net impairment charges and reversals of $2,098 million, mainly related to European biogas assets. These net charges compare with the first nine months 2025 which included a loss from net impairment charges and reversals of $857 million and provisions of $186 million², both of which included the impact of the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2026 was primarily driven by Adjusted EBITDA and the cost of supplies adjustment of $2,339 million (before tax). These inflows were partly offset by working capital outflows of $2,974
Shell plc            Unaudited Condensed Interim Financial Report            9

million and net cash outflows related to the timing impact of payments for emission certificates and biofuel programmes of $555 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the first nine months 2025, decreased mainly due to market impacts from the Middle East conflict, as well as portfolio changes in Mobility.
1.All earnings amounts are shown post-tax, unless stated otherwise.
2. Included in Other identified items. See Note 2 “Segment information”.
Shell plc            Unaudited Condensed Interim Financial Report            10

CHEMICALS AND PRODUCTS
Quarters			$ million		Nine months
Q3 2026	Q2 2026	Q3 2025		Reference*	2026	2025
4,299	3,981	1,074	Income/(loss) for the period		8,675	822
715	804	564	Of which: Identified items	A.	(568)	(67)
3,855	2,877	550	Adjusted Earnings	A.	8,657	1,117
6,201	4,664	1,667	Adjusted EBITDA	A.	14,409	3,941
8,527	7,941	2,088	Cash flow from operating activities	A.	14,160	3,591
678	507	813	Cash capital expenditure	C.	1,548	2,046
1,211	1,267	1,176	Refinery processing intake (thousand b/d)		1,232	1,230
2,369	2,281	2,147	Chemicals sales volumes (thousand tonnes)		6,903	7,124
* Alternative Performance (Non-GAAP) measure. See page 37.
Chemicals and Products includes chemicals manufacturing plants, with their own marketing network, and refineries, which turn crude oil and other feedstocks into a range of oil products that are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, and trading and optimisation of crude oil, oil products and petrochemicals.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $271 million.
Adjusted Earnings, compared with the second quarter 2026, reflected higher Products margins (increase of $1,065 million), mainly driven by higher Refining margins, partly offset by lower trading and optimisation. Adjusted Earnings also reflected favourable tax movements ($230 million).
In the third quarter 2026, Chemicals had Adjusted Earnings of $103 million and Products had Adjusted Earnings of $3,751 million.
Identified items in the third quarter 2026 included favourable movements of $836 million due to the fair value accounting of commodity derivatives that, as part of Shell's normal business, are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These favourable movements compare with the second quarter 2026, which included favourable movements of $972 million due to the fair value accounting of commodity derivatives.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2026 was primarily driven by Adjusted EBITDA, net cash inflows related to derivatives of $1,454 million and working capital inflows of $1,239 million.
Refinery utilisation was 96% compared with 102% in the second quarter 2026, mainly due to low Rhine river water levels impacting Rheinland refinery utilisation.
Chemicals manufacturing plant utilisation was 84% compared with 83% in the second quarter 2026, mainly due to lower maintenance activities.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $586 million.
Adjusted Earnings, compared with the first nine months 2025, reflected higher Products margins (increase of $7,031 million), driven mainly by higher refining margins and higher margins from trading and optimisation. Adjusted Earnings also reflected higher Chemicals margins (increase of $699 million).
In the first nine months 2026, Chemicals had Adjusted Earnings of $340 million and Products had Adjusted Earnings of $8,317 million.
Identified items in the first nine months 2026 included losses from unfavourable movements of $208 million due to the fair value accounting of commodity derivatives, charges of $121 million related to redundancy and restructuring, and impairment charges of $114 million. These unfavourable movements and charges compare with the first nine months 2025, which included net gains from the sale of assets of $691 million mainly relating to gains from the sale of our interest in Colonial Enterprises, Inc., partly offset by a loss from impairment charges of $447 million, unfavourable movements of $168 million due to the fair value accounting of commodity derivatives, and charges of $70 million related to redundancy and restructuring.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Shell plc            Unaudited Condensed Interim Financial Report            11

Cash flow from operating activities for the first nine months 2026 was primarily driven by Adjusted EBITDA, net cash inflows related to the timing impact of payments for emission certificates and biofuel programmes of $1,032 million and the cost of supplies adjustment of $850 million (before tax). These inflows were partly offset by working capital outflows of $2,222 million.
Refinery utilisation was 99% compared with 91% in the first nine months 2025, mainly due to lower maintenance activities.
Chemicals manufacturing plant utilisation was 84% compared with 78% in the first nine months 2025, mainly due to lower maintenance activities.
1.All earnings amounts are shown post-tax, unless stated otherwise.
Shell plc            Unaudited Condensed Interim Financial Report            12

RENEWABLES AND ENERGY SOLUTIONS
Quarters			$ million		Nine months
Q3 2026	Q2 2026	Q3 2025		Reference*	2026	2025
75	(550)	110	Income/(loss) for the period		52	(391)
(214)	(629)	18	Of which: Identified items	A.	(664)	(432)
289	79	92	Adjusted Earnings	A.	716	41
373	212	223	Adjusted EBITDA	A.	1,133	436
1,558	(65)	660	Cash flow from operating activities	A.	4,430	1,028
342	429	517	Cash capital expenditure	C.	1,175	1,475
74	70	72	External power sales (terawatt hours)[1]		216	218
158	161	150	Sales of pipeline gas to end-use customers (terawatt hours)[2]		516	465
* Alternative Performance (Non-GAAP) measure. See page 37.
1.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
2.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions encompasses renewable power generation, marketing, trading, and optimisation of power and pipeline gas. It also includes hydrogen production, commercial carbon capture and storage (CCS) hubs and carbon credits. The business invests in nature-based projects that compensate for carbon emissions and Shell Ventures, which invests in or works with start-ups and other early-stage businesses to help them scale up and grow.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the second quarter 2026, reflected higher margins (increase of $141 million), mainly from trading and optimisation, and favourable tax movements ($58 million).
Positive Adjusted Earnings from trading and optimisation, energy marketing and renewable power generation were partly offset by losses from other Renewables and Energy Solutions activities.
Identified items in the third quarter 2026 included a loss from impairment charges of $147 million. These charges compare with the second quarter 2026, which included a loss from impairment charges of $536 million, mainly related to renewable generation assets in Asia and Europe, and unfavourable movements of $146 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2026 was primarily driven by net cash inflows related to derivatives of $1,913 million and Adjusted EBITDA, partly offset by working capital outflows of $413 million.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first nine months 2025, reflected higher margins (increase of $442 million), mainly from trading and optimisation, lower operating expenses (decrease of $99 million) and favourable tax movements ($93 million).
Most Renewables and Energy Solutions activities were loss-making for the first nine months 2026, these were more than offset by positive Adjusted Earnings from trading and optimisation.
Identified items in the first nine months 2026 included a loss from impairment charges of $712 million, mainly related to renewable generation assets in Asia and Europe. These charges compare with the first nine months 2025 which included unfavourable movements of $284 million relating to the fair value accounting of commodity derivatives and impairment charges of $177 million, partly offset by gains on disposals of assets of $99 million.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2026 was primarily driven by net cash inflows related to derivatives of $3,245 million and Adjusted EBITDA.
1.All earnings amounts are shown post-tax, unless stated otherwise.
Shell plc            Unaudited Condensed Interim Financial Report            13

CORPORATE
Quarters			$ million		Nine months
Q3 2026	Q2 2026	Q3 2025		Reference*	2026	2025
(698)	(631)	(402)	Income/(loss) for the period		(2,266)	(1,424)
7	(15)	(20)	Of which: Identified items	A.	(36)	(122)
(705)	(617)	(383)	Adjusted Earnings	A.	(2,230)	(1,302)
(277)	(210)	(272)	Adjusted EBITDA	A.	(651)	(879)
(719)	(455)	(208)	Cash flow from operating activities	A.	(1,625)	(3,022)
* Alternative Performance (Non-GAAP) measure. See page 37.
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the second quarter 2026, reflected higher operating expenses (increase of $82 million) and unfavourable tax movements ($76 million), partly offset by favourable foreign currency exchange rate effects ($57 million).
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the third quarter 2026 was primarily driven by working capital outflows of $299 million, which included a reduction in joint venture deposits, and Adjusted EBITDA.
Nine Months Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the first nine months 2025, reflected unfavourable net interest movements (decrease of $543 million) and unfavourable tax movements ($494 million), partly offset by favourable foreign currency exchange rate effects ($152 million).
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first nine months 2026 was primarily driven by working capital outflows of $754 million, which included a reduction in joint venture deposits, and Adjusted EBITDA.
1.All earnings amounts are shown post-tax, unless stated otherwise.

OUTLOOK FOR THE FOURTH QUARTER 2026
Full year 2025 cash capital expenditure was $21 billion. Our cash capital expenditure for the full year 2026 is expected to be $23-$25 billion.
Integrated Gas production is expected to be approximately 1,080 - 1,180 thousand boe/d. LNG liquefaction volumes are expected to be approximately 7.3 - 7.9 million tonnes. Fourth quarter 2026 outlook includes the impact of the ARC Resources Ltd. acquisition, which completed on September 2, 2026.
Upstream production is expected to be approximately 1,700 - 1,900 thousand boe/d. Fourth quarter 2026 outlook includes allowance for weather related impacts in the Gulf of America.
Marketing sales volumes are expected to be approximately 2,400 - 2,600 thousand b/d.
Refinery utilisation is expected to be approximately 92% - 100%. Chemicals manufacturing plant utilisation is expected to be approximately 78% - 86%.
Corporate Adjusted Earnings1 were a net expense of $705 million for the third quarter 2026. Corporate Adjusted Earnings are expected to be a net expense of approximately $600 - $800 million in the fourth quarter 2026.
1.For the definition of Adjusted Earnings and the most comparable GAAP measure please see Reference A.
Shell plc            Unaudited Condensed Interim Financial Report            14

FORTHCOMING EVENTS

Date	Event
February 4, 2027	Capital Markets Update 2027 & Fourth quarter 2026 results and dividends
March 11, 2027	Publication of Annual Report and Accounts and filing of Form 20-F for the year ended December 31, 2026
April 29, 2027	First quarter 2027 results and dividends
July 29, 2027	Second quarter 2027 results and dividends
October 28, 2027	Third quarter 2027 results and dividends
Shell plc            Unaudited Condensed Interim Financial Report            15

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME
Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
92,848	94,664	68,153	Revenue[1]	257,203	202,793
883	642	507	Share of profit/(loss) of joint ventures and associates	1,432	1,834
1,591	1,048	1,751	Interest and other income/(expenses)[2]	3,174	2,379
95,322	96,354	70,410	Total revenue and other income/(expenses)	261,808	207,006
60,064	64,530	45,145	Purchases	169,368	135,093
6,264	5,476	5,609	Production and manufacturing expenses	17,485	16,068
2,537	2,911	3,258	Selling, distribution and administrative expenses	8,251	9,175
232	277	409	Research and development	676	872
661	110	175	Exploration	869	745
6,411	6,183	6,607	Depreciation, depletion and amortisation[2]	18,336	18,718
1,168	1,114	1,284	Interest expense	3,755	3,478
77,336	80,600	62,486	Total expenditure	218,741	184,148
17,985	15,754	7,924	Income/(loss) before taxation	43,068	22,858
5,840	4,949	2,504	Taxation charge/(credit)[2]	14,359	8,918
12,145	10,805	5,420	Income/(loss) for the period	28,709	13,940
88	(16)	98	Income/(loss) attributable to non-controlling interest	136	236
12,057	10,821	5,322	Income/(loss) attributable to Shell plc shareholders	28,573	13,703
2.15	1.94	0.91	Basic earnings per share ($)[3]	5.09	2.31
2.13	1.92	0.90	Diluted earnings per share ($)[3]	5.04	2.28
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 3 “Earnings per share”.
Shell plc            Unaudited Condensed Interim Financial Report            16

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
12,145	10,805	5,420	Income/(loss) for the period	28,709	13,940
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(168)	(314)	(268)	– Currency translation differences[1]	(1,302)	5,569
2	(3)	10	– Debt instruments remeasurements	1	23
114	54	(86)	– Cash flow hedging gains/(losses)	171	(221)
—	—	—	– Net investment hedging gains/(losses)	(3)	—
8	(18)	11	– Deferred cost of hedging	(1)	(26)
(2)	(4)	(18)	– Share of other comprehensive income/(loss) of joint ventures and associates	(16)	169
(45)	(285)	(351)	Total	(1,151)	5,515
			Items that are not reclassified to income in later periods:
425	222	(4,628)	– Retirement benefits remeasurements	838	(4,163)
(6)	(59)	(31)	– Equity instruments remeasurements	(56)	(55)
—	(13)	—	– Share of other comprehensive income/(loss) of joint ventures and associates	(14)	(59)
419	149	(4,659)	Total	768	(4,277)
373	(135)	(5,010)	Other comprehensive income/(loss) for the period	(383)	1,238
12,519	10,670	411	Comprehensive income/(loss) for the period	28,326	15,178
86	(5)	140	Comprehensive income/(loss) attributable to non-controlling interest	177	366
12,433	10,675	271	Comprehensive income/(loss) attributable to Shell plc shareholders	28,148	14,811
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

Shell plc            Unaudited Condensed Interim Financial Report            17

CONDENSED CONSOLIDATED BALANCE SHEET
$ million
	September 30, 2026	December 31, 2025
Assets
Non-current assets
Goodwill	16,071	15,662
Other intangible assets	10,261	11,010
Property, plant and equipment	203,374	185,077
Joint ventures and associates	27,562	27,775
Investments in securities	1,045	1,557
Deferred tax[1]	5,565	8,173
Retirement benefits[1]	5,737	5,052
Trade and other receivables	8,261	8,252
Derivative financial instruments[2]	883	619
	278,759	263,177
Current assets
Inventories	29,773	22,216
Trade and other receivables	58,874	44,597
Derivative financial instruments[2]	13,131	9,114
Cash and cash equivalents	36,425	30,216
	138,203	106,143
Assets classified as held for sale[1]	3,611	1,030
	141,815	107,173
Total assets	420,574	370,350

Liabilities
Non-current liabilities
Debt[1]	67,134	66,515
Trade and other payables	6,611	4,463
Derivative financial instruments[2]	1,256	1,108
Deferred tax[1]	14,790	11,983
Retirement benefits[1]	6,262	7,136
Decommissioning and other provisions	22,020	21,411
	118,074	112,616
Current liabilities
Debt[1]	8,941	9,128
Trade and other payables	70,928	57,770
Derivative financial instruments[2]	13,088	5,664
Income taxes payable	5,815	3,149
Decommissioning and other provisions	3,758	5,884
	102,529	81,595
Liabilities directly associated with assets classified as held for sale[1]	457	820
	102,987	82,415
Total liabilities	221,060	195,031
Equity attributable to Shell plc shareholders	198,435	174,392
Non-controlling interest	1,078	927
Total equity	199,513	175,319
Total liabilities and equity	420,574	370,350
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
2.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.

Shell plc            Unaudited Condensed Interim Financial Report            18

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2026	477	(847)	21,234	153,528	174,392	927	175,319
Comprehensive income/(loss) for the period	—	—	(425)	28,573	28,148	177	28,326
Transfer from other comprehensive income	—	—	(60)	60	—	—	—
Dividends³	—	—	—	(6,418)	(6,418)	(41)	(6,458)
Shares issued[4]	19	—	10,582	—	10,601	—	10,601
Repurchases of shares[5]	(18)	—	18	(8,334)	(8,334)	—	(8,334)
Share-based compensation	—	611	(362)	(205)	43	—	43
Other changes	—	—	—	3	3	15	18
At September 30, 2026	478	(236)	30,987	167,206	198,435	1,078	199,513
At January 1, 2025	510	(803)	19,766	158,834	178,307	1,861	180,168
Comprehensive income/(loss) for the period	—	—	1,108	13,703	14,811	366	15,178
Transfer from other comprehensive income	—	—	19	(19)	—	—	—
Dividends³	—	—	—	(6,405)	(6,405)	(119)	(6,524)
Repurchases of shares[5]	(25)	—	25	(10,556)	(10,556)	—	(10,556)
Share-based compensation	—	360	(293)	(419)	(352)	—	(352)
Other changes	—	—	—	22	22	(109)	(87)
At September 30, 2025	485	(444)	20,625	155,157	175,823	1,999	177,822
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     See Note 8 “Acquisition of ARC Resources”.
5. Where applicable, includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

Shell plc            Unaudited Condensed Interim Financial Report            19

CONSOLIDATED STATEMENT OF CASH FLOWS
Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
17,985	15,754	7,924	Income before taxation for the period	43,068	22,858
			Adjustment for:
743	799	822	– Interest expense (net)	2,644	1,973
6,411	6,183	6,607	– Depreciation, depletion and amortisation[1]	18,336	18,718
475	(1)	49	– Exploration well write-offs	475	283
(1,069)	(642)	(1,068)	– Net (gains)/losses on sale and revaluation of non-current assets and businesses	(1,775)	(1,069)
(883)	(642)	(507)	– Share of (profit)/loss of joint ventures and associates	(1,432)	(1,834)
1,787	547	700	– Dividends received from joint ventures and associates	2,930	3,584
(3,269)	3,739	352	– (Increase)/decrease in inventories	(6,216)	1,178
(6,681)	1,593	569	– (Increase)/decrease in current receivables	(15,492)	1,594
9,312	(1,887)	(949)	– Increase/(decrease) in current payables	13,337	(5,850)
2,151	(1,354)	(153)	– Derivative financial instruments	3,272	229
(178)	(153)	(61)	– Retirement benefits	(410)	(179)
(531)	(115)	515	– Decommissioning and other provisions	(1,732)	(391)
(1,993)	546	74	– Other[1]	(14)	1,328
(3,217)	(2,934)	(2,668)	Tax paid	(8,452)	(8,999)
21,043	21,432	12,207	Cash flow from operating activities	48,538	33,425
(7,578)	(4,031)	(4,557)	Capital expenditure	(15,366)	(13,698)
(343)	(187)	(342)	Investments in joint ventures and associates	(955)	(1,161)
(1)	(20)	(8)	Investments in equity securities	(40)	(40)
(7,922)	(4,237)	(4,907)	Cash capital expenditure	(16,361)	(14,899)
2,455	366	747	Proceeds from sale of property, plant and equipment and businesses	3,093	1,249
74	71	1,023	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	186	1,057
121	31	2	Proceeds from sale of equity securities	192	27
410	374	468	Interest received	1,146	1,484
515	176	903	Other investing cash inflows	1,385	1,768
(374)	(689)	(494)	Other investing cash outflows	(1,406)	(2,308)
(4,721)	(3,908)	(2,257)	Cash flow from investing activities	(11,765)	(11,622)
(182)	178	(72)	Net increase/(decrease) in debt with maturity period within three months	7	(200)
			Other debt:
33	194	176	– New borrowings	226	495
(4,536)	(3,206)	(2,801)	– Repayments	(10,536)	(9,390)
(954)	(1,167)	(848)	Interest paid	(3,157)	(2,907)
(273)	27	(61)	Derivative financial instruments	(562)	1,161
(18)	4	7	Change in non-controlling interest	16	(17)
			Cash dividends paid to:
(2,152)	(2,164)	(2,103)	– Shell plc shareholders	(6,416)	(6,403)
(3)	(29)	(6)	– Non-controlling interest	(41)	(119)
(3,183)	(3,001)	(3,610)	Repurchases of shares	(9,366)	(10,454)
26	(2)	(155)	Shares held in trust: net sales/(purchases) and dividends received	(399)	(927)
(11,242)	(9,166)	(9,473)	Cash flow from financing activities	(30,228)	(28,762)
(29)	(101)	(106)	Effects of exchange rate changes on cash and cash equivalents	(335)	902
5,051	8,257	371	Increase/(decrease) in cash and cash equivalents	6,210	(6,057)
31,374	23,117	32,682	Cash and cash equivalents at beginning of period	30,216	39,110
36,425	31,374	33,053	Cash and cash equivalents at end of period	36,425	33,053
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
Shell plc            Unaudited Condensed Interim Financial Report            20

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 229 to 306) for the year ended December 31, 2025, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 214 to 290) for the year ended December 31, 2025, as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2025, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions, which represent a significant estimate, were subject to change in the second quarter 2026. These remained unchanged in the third quarter 2026. Noting continued volatility in markets, price assumptions remain under review.

The discount rates applied for impairment testing and the discount rate applied to provisions are reviewed on a regular basis. These discount rates applied in the first nine months of 2026 remain unchanged compared with 2025.

2.    Segment information
Segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification.
The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period.

Shell plc            Unaudited Condensed Interim Financial Report            21

ADJUSTED EARNINGS BY SEGMENT

Q3 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							12,057
Income/(loss) attributable to non-controlling interest							88
Income/(loss) for the period	4,553	3,860	55	4,299	75	(698)	12,145
Current cost of supplies adjustment before taxation			(1,043)	309			(734)
Tax on current cost of supplies adjustment			256	(38)			218
Identified items before taxation	(1,993)	(835)	2,132	(916)	222	(12)	(1,402)
Tax included in identified items	476	164	(237)	202	(8)	4	601
Adjusted Earnings	3,037	3,189	1,164	3,855	289	(705)	10,828
Adjusted Earnings attributable to Shell plc shareholders							10,814
Adjusted Earnings attributable to non-controlling interest							14

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							10,821
Income/(loss) attributable to non-controlling interest							(16)
Income/(loss) for the period	2,680	3,579	1,747	3,981	(550)	(631)	10,805
Current cost of supplies adjustment before taxation			(346)	(397)			(742)
Tax on current cost of supplies adjustment			84	97			181
Identified items before taxation	23	(66)	(314)	(1,057)	745	12	(658)
Tax included in identified items	(12)	(28)	157	253	(115)	3	258
Adjusted Earnings	2,691	3,485	1,329	2,877	79	(617)	9,845
Adjusted Earnings attributable to Shell plc shareholders							9,836
Adjusted Earnings attributable to non-controlling interest							9

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							5,322
Income/(loss) attributable to non-controlling interest							98
Income/(loss) for the period	2,355	1,707	576	1,074	110	(402)	5,420
Current cost of supplies adjustment before taxation			(25)	53			28
Tax on current cost of supplies adjustment			6	(12)			(6)
Identified items before taxation	(215)	60	988	(720)	8	13	133
Tax included in identified items	2	37	(230)	156	(26)	7	(53)
Adjusted Earnings	2,143	1,804	1,316	550	92	(383)	5,523
Adjusted Earnings attributable to Shell plc shareholders							5,432
Adjusted Earnings attributable to non-controlling interest							91
Shell plc            Unaudited Condensed Interim Financial Report            22

Nine months 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							28,573
Income/(loss) attributable to non-controlling interest							136
Income/(loss) for the period	8,555	9,995	3,698	8,675	52	(2,266)	28,709
Current cost of supplies adjustment before taxation			(2,339)	(850)			(3,189)
Tax on current cost of supplies adjustment			581	265			846
Identified items before taxation	(1,372)	(745)	1,918	739	688	—	1,226
Tax included in identified items	363	(198)	(32)	(171)	(24)	37	(25)
Adjusted Earnings	7,546	9,052	3,827	8,657	716	(2,230)	27,567
Adjusted Earnings attributable to Shell plc shareholders							27,565
Adjusted Earnings attributable to non-controlling interest							2

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							13,703
Income/(loss) attributable to non-controlling interest							236
Income/(loss) for the period	6,982	5,795	2,155	822	(391)	(1,424)	13,940
Current cost of supplies adjustment before taxation			131	318			449
Tax on current cost of supplies adjustment			(32)	(91)			(122)
Identified items before taxation	(461)	(332)	1,493	22	567	72	1,361
Tax included in identified items	(158)	410	(332)	45	(135)	50	(120)
Adjusted Earnings	6,363	5,873	3,416	1,117	41	(1,302)	15,507
Adjusted Earnings attributable to Shell plc shareholders							15,273
Adjusted Earnings attributable to non-controlling interest							235

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Q3 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	4,646	1,701	372	487	337	35	7,578
Investments in joint ventures and associates	120	(11)	41	191	1	—	343
Investments in equity securities	(10)	—	3	—	4	5	1
Cash capital expenditure	4,756	1,691	415	678	342	40	7,922
Shell plc            Unaudited Condensed Interim Financial Report            23

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,097	1,657	380	461	420	15	4,031
Investments in joint ventures and associates	162	(24)	—	46	2	1	187
Investments in equity securities	10	—	—	—	7	2	20
Cash capital expenditure	1,269	1,633	380	507	429	19	4,237

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,002	1,947	481	769	325	32	4,557
Investments in joint ventures and associates	167	(62)	8	44	184	2	342
Investments in equity securities	—	—	—	—	9	—	8
Cash capital expenditure	1,169	1,885	489	813	517	34	4,907

Nine months 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	6,523	5,361	991	1,280	1,147	63	15,366
Investments in joint ventures and associates	515	122	45	267	3	3	955
Investments in equity securities	—	—	7	—	25	8	40
Cash capital expenditure	7,039	5,483	1,043	1,548	1,175	73	16,361

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	2,932	6,448	1,160	1,924	1,151	81	13,698
Investments in joint ventures and associates	550	186	13	122	286	5	1,161
Investments in equity securities	—	—	—	—	38	2	40
Cash capital expenditure	3,482	6,634	1,173	2,046	1,475	88	14,899

REVENUE BY SEGMENT
Third-party revenue includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.

Q3 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	13,770	1,665	39,366	26,489	11,545	13	92,848
Inter-segment revenue	2,682	11,784	3,618	13,880	1,799	—	33,763

Shell plc            Unaudited Condensed Interim Financial Report            24

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	11,278	1,800	38,015	34,235	9,338	(2)	94,664
Inter-segment revenue	2,066	11,621	3,624	13,306	1,143	—	31,762

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	9,736	844	29,648	19,418	8,500	6	68,153
Inter-segment revenue	2,397	9,313	1,796	9,774	1,162	—	24,442

Nine months 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	32,795	4,865	108,076	79,945	31,506	16	257,203
Inter-segment revenue	8,158	32,794	9,487	36,846	4,294	—	91,580

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	28,915	3,546	84,973	59,417	25,913	30	202,793
Inter-segment revenue	7,484	27,669	5,822	26,804	3,161	—	70,940
Shell plc            Unaudited Condensed Interim Financial Report            25

Identified Items
The objective of identified items is to exclude material impacts1 on net income/loss arising from transactions which are typically outside the control of management and are unusual in nature (e.g., infrequent or non-recurring events) or that result in a misalignment between accounting and economic outcomes. Certain transactions that are generally excluded from underlying results within the industry may also be classified as identified items.
Identified items comprise divestment gains and losses, impairment losses and reversals, redundancy and restructuring, fair value accounting effects on commodity derivatives and certain gas contracts, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
1. For the purpose of identification of items in certain categories materiality thresholds are applied.

Q3 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	138	1,016	(13)	(16)	(23)	11	1,114
Impairment reversals/(impairments)	1,711	(121)	(2,102)	(89)	(159)	—	(760)
Redundancy and restructuring	(27)	(31)	(71)	(40)	(9)	1	(177)
Fair value accounting of commodity derivatives and certain gas contracts[1]	171	—	54	1,082	(31)	—	1,275
Other[2]	—	(29)	—	(20)	—	—	(50)
Total identified items included in Income/(loss) before taxation	1,993	835	(2,132)	916	(222)	12	1,402
Total identified items included in Taxation (charge)/credit	(476)	(164)	237	(202)	8	(4)	(601)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	101	777	24	(12)	(25)	8	873
Impairment reversals/(impairments)	1,290	(101)	(1,904)	(64)	(147)	—	(926)
Redundancy and restructuring	(19)	(22)	(52)	(29)	(7)	(1)	(130)
Fair value accounting of commodity derivatives and certain gas contracts[1]	138	—	37	836	(35)	—	976
Impact of exchange rate movements and inflationary adjustments on tax balances[3]	7	45	—	—	—	1	52
Other[2]	—	(29)	—	(16)	—	—	(45)
Impact on Income/(loss) for the period	1,517	671	(1,895)	715	(214)	7	801
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	1,517	671	(1,895)	715	(214)	7	801
1.Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
2.Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
3.Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Shell plc            Unaudited Condensed Interim Financial Report            26

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	16	77	488	(8)	61	(1)	634
Impairment reversals/(impairments)	(13)	(2)	(13)	(32)	(606)	—	(665)
Redundancy and restructuring	5	17	(48)	(84)	(3)	(11)	(124)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(31)	—	(114)	1,281	(205)	—	932
Other[1]	—	(27)	—	(101)	9	—	(119)
Total identified items included in Income/(loss) before taxation	(23)	66	314	1,057	(745)	(12)	658
Total identified items included in Taxation (charge)/credit	12	28	(157)	(253)	115	(3)	(258)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	13	83	282	(6)	55	(1)	426
Impairment reversals/(impairments)	(13)	(1)	(11)	(21)	(536)	—	(583)
Redundancy and restructuring	4	13	(36)	(64)	(3)	(9)	(94)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(15)	—	(78)	972	(146)	—	733
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	1	25	—	—	—	(5)	21
Other[1]	—	(27)	—	(77)	—	—	(104)
Impact on Income/(loss) for the period	(10)	93	157	804	(629)	(15)	400
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	(10)	93	157	804	(629)	(15)	400
1.For a detailed description, see the corresponding footnotes to the Q3 2026 identified items table above.
Shell plc            Unaudited Condensed Interim Financial Report            27

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	31	7	26	917	149	—	1,130
Impairment reversals/(impairments)	(36)	(3)	(730)	(144)	(13)	(2)	(930)
Redundancy and restructuring	(29)	(5)	(36)	(36)	(18)	(10)	(134)
Fair value accounting of commodity derivatives and certain gas contracts[1]	147	(4)	(24)	(22)	(121)	—	(23)
Other[1]	101	(55)	(224)	5	(4)	—	(176)
Total identified items included in Income/(loss) before taxation	215	(60)	(988)	720	(8)	(13)	(133)
Total identified items included in Taxation (charge)/credit	(2)	(37)	230	(156)	26	(7)	53
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	32	16	32	710	134	—	923
Impairment reversals/(impairments)	(32)	6	(579)	(107)	(11)	(2)	(724)
Redundancy and restructuring	(21)	(3)	(27)	(28)	(14)	(7)	(100)
Fair value accounting of commodity derivatives and certain gas contracts[1]	129	(1)	(26)	(14)	(87)	—	—
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	5	(59)	—	—	—	(11)	(65)
Other[1]	99	(55)	(159)	4	(4)	—	(115)
Impact on Income/(loss) for the period	212	(97)	(759)	564	18	(20)	(81)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	212	(97)	(759)	564	18	(20)	(81)
1.For a detailed description, see the corresponding footnotes to the Q3 2026 identified items table above.

Shell plc            Unaudited Condensed Interim Financial Report            28

Nine months 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	289	1,013	467	(40)	68	10	1,807
Impairment reversals/(impairments)	1,698	(146)	(2,286)	(162)	(794)	—	(1,689)
Redundancy and restructuring	(34)	(46)	(162)	(162)	(18)	(10)	(432)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(580)	—	62	(254)	47	—	(725)
Other[1]	—	(76)	—	(121)	9	—	(188)
Total identified items included in Income/(loss) before taxation	1,372	745	(1,918)	(739)	(688)	—	(1,226)
Total identified items included in Taxation (charge)/credit	(363)	198	32	171	24	(37)	25
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	247	823	299	(31)	53	8	1,398
Impairment reversals/(impairments)	1,277	(117)	(2,098)	(114)	(712)	—	(1,764)
Redundancy and restructuring	(24)	(28)	(119)	(121)	(14)	(12)	(319)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(510)	—	32	(208)	8	—	(678)
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	20	342	—	—	—	(32)	330
Other[1]	—	(76)	—	(92)	—	—	(168)
Impact on Income/(loss) for the period	1,009	943	(1,886)	(568)	(664)	(36)	(1,201)
Impact on Income/(loss) attributable to non-controlling interest	—	—	(1)	(2)	—	—	(3)
Impact on Income/(loss) attributable to Shell plc shareholders	1,009	943	(1,885)	(565)	(664)	(36)	(1,198)
1.For a detailed description, see the corresponding footnotes to the Q3 2026 identified items table above.
Shell plc            Unaudited Condensed Interim Financial Report            29

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	94	505	(87)	893	81	(4)	1,481
Impairment reversals/(impairments)	(708)	(27)	(1,090)	(515)	(189)	(2)	(2,532)
Redundancy and restructuring	(37)	(26)	(103)	(85)	(28)	(19)	(298)
Fair value accounting of commodity derivatives and certain gas contracts[1]	1,081	(4)	11	(218)	(381)	—	489
Other[1]	32	(116)	(224)	(97)	(50)	(47)	(501)
Total identified items included in Income/(loss) before taxation	461	332	(1,493)	(22)	(567)	(72)	(1,361)
Total identified items included in Taxation (charge)/credit	158	(410)	332	(45)	135	(50)	120
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	85	373	(73)	691	99	(3)	1,173
Impairment reversals/(impairments)	(455)	(11)	(857)	(447)	(177)	(2)	(1,949)
Redundancy and restructuring	(26)	(10)	(72)	(70)	(21)	(13)	(212)
Fair value accounting of commodity derivatives and certain gas contracts[1]	946	(1)	1	(168)	(284)	—	494
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	29	95	—	—	—	(58)	66
Other[1]	40	(524)	(159)	(74)	(49)	(47)	(812)
Impact on Income/(loss) for the period	619	(78)	(1,161)	(67)	(432)	(122)	(1,240)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	619	(78)	(1,161)	(67)	(432)	(122)	(1,240)
1.For a detailed description, see the corresponding footnotes to the Q3 2026 identified items table above.
The identified items categories above may include after-tax impacts of identified items of joint ventures and associates which are fully reported within "Share of profit/(loss) of joint ventures and associates" in the Consolidated Statement of Income, and fully reported as identified items included in Income/(loss) before taxation in the tables above. Identified items related to subsidiaries are consolidated and reported across appropriate lines of the Consolidated Statement of Income. Only pre-tax identified items reported by subsidiaries are taken into account in the calculation of underlying operating expenses.
3. Earnings per share

EARNINGS PER SHARE
Quarters				Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
12,057	10,821	5,322	Income/(loss) attributable to Shell plc shareholders ($ million)	28,573	13,703
			Weighted average number of shares used as the basis for determining:
5,604.0	5,589.3	5,845.8	Basic earnings per share (million)	5,615.5	5,941.7
5,651.3	5,637.0	5,906.0	Diluted earnings per share (million)	5,663.8	5,998.8

Shell plc            Unaudited Condensed Interim Financial Report            30

4. Share capital
ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH
	Number of shares	Nominal value ($ million)
At January 1, 2026	5,718,636,398	477
Shares issued[1]	228,003,843	19
Repurchases of shares	(217,142,711)	(18)
At September 30, 2026	5,729,497,530	478
At January 1, 2025	6,115,031,158	510
Repurchases of shares	(303,598,711)	(25)
At September 30, 2025	5,811,432,447	485
1. See Note 8 “Acquisition of ARC Resources”.

At Shell plc’s Annual General Meeting on May 19, 2026, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €132 million (representing approximately 1,885 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 18, 2027, or the end of the Annual General Meeting to be held in 2027, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5. Other reserves

OTHER RESERVES
$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2026	37,298	154	303	1,359	(17,880)	21,234
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(425)	(425)
Transfer from other comprehensive income	—	—	—	—	(60)	(60)
Shares issued	—	10,582	—	—	—	10,582
Repurchases of shares	—	—	18	—	—	18
Share-based compensation	—	—	—	(362)	—	(362)
At September 30, 2026	37,298	10,737	322	996	(18,365)	30,987
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	1,108	1,108
Transfer from other comprehensive income	—	—	—	—	19	19
Repurchases of shares	—	—	25	—	—	25
Share-based compensation	—	—	—	(293)	—	(293)
At September 30, 2025	37,298	154	296	1,124	(18,246)	20,625
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The share premium reserve increased in the third quarter 2026 following the issuance of shares for the acquisition of ARC Resources Ltd. (see Note 8). The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.
6. Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2025, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at September 30, 2026, are consistent with those used in the year ended December 31, 2025, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the
Shell plc            Unaudited Condensed Interim Financial Report            31

derivative financial instruments between December 31, 2025 and September 30, 2026 is an increase of $4,017 million for the current assets and an increase of $7,424 million for the current liabilities.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING LEASE LIABILITIES
$ million	September 30, 2026	December 31, 2025
Carrying amount[1]	41,928	46,710
Fair value[2]	36,938	43,142
1.    Shell issued no debt under the US shelf or under the Euro medium-term note programmes during 2026.
2.     Mainly determined from the prices quoted for these securities.

7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income
Interest and other income

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
1,591	1,048	1,751	Interest and other income/(expenses)	3,174	2,379
			Of which:
425	315	468	Interest income	1,112	1,508
7	25	16	Dividend income (from investments in equity securities)	32	61
1,069	642	1,068	Net gains/(losses) on sales and revaluation of non-current assets and businesses	1,775	1,069
15	(54)	82	Net foreign exchange gains/(losses) on financing activities	(9)	(503)
74	120	117	Other	263	245

Depreciation, depletion and amortisation

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
6,411	6,183	6,607	Depreciation, depletion and amortisation	18,336	18,718
			Of which:
5,669	5,559	5,823	Depreciation	16,966	16,417
2,543	629	787	Impairments	3,256	2,336
(1,801)	(6)	(3)	Impairment reversals	(1,886)	(35)

Impairment of assets

Impairments recognised in the third quarter 2026 of $2,543 million pre-tax ($2,271 million post-tax) relate to a European biogas asset in Marketing ($2,116 million) and various smaller impairments in other segments. The impairment in Marketing was principally triggered by reassessment of management expectations regarding the pace of market development and associated value realisation.

Impairments recognised in the second quarter 2026 of $629 million pre-tax ($545 million post-tax) principally relate to
Renewables and Energy Solutions ($581 million). The impairments in Renewables and Energy Solutions were principally triggered by portfolio choices regarding renewable generation assets in Asia and Europe.

Impairments recognised in the third quarter 2025 of $787 million pre-tax ($580 million post-tax) mainly relate to
Marketing ($588 million) and Chemicals and Products ($144 million). The impairment in Marketing was principally triggered by the decision not to restart construction of the planned biofuels facility at the Shell Energy and Chemicals Park in Rotterdam.

Impairment reversals recognised in the third quarter 2026 of $1,801 million pre-tax ($1,365 million post-tax) principally relate to an asset in North America in Integrated gas ($1,787 million). The impairment reversal in Integrated Gas was triggered by changed commercial terms and LNG Canada Phase 2 FID taken in the third quarter 2026.
Shell plc            Unaudited Condensed Interim Financial Report            32

Taxation charge/credit

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
5,840	4,949	2,504	Taxation charge/(credit)	14,359	8,918
			Of which:
5,608	4,774	2,397	Income tax excluding Pillar Two income tax	13,788	8,699
232	175	106	Income tax related to Pillar Two income tax	571	220
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.
On July 13, 2026, the UK Government published draft tax legislation that would exempt foreign permanent establishments from UK taxation, potentially limiting the use of foreign tax attributes against UK profits. Shell is monitoring the development of the draft legislation.
Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
(168)	(314)	(268)	Currency translation differences	(1,302)	5,569
			Of which:
(190)	(375)	(234)	Recognised in Other comprehensive income	(1,332)	5,501
22	61	(33)	(Gain)/loss reclassified to profit or loss	30	68
Condensed Consolidated Balance Sheet
Deferred tax

$ million	September 30, 2026	December 31, 2025
Non-current assets
Deferred tax	5,565	8,173
Non-current liabilities
Deferred tax	14,790	11,983
Net deferred liability	(9,225)	(3,810)
The presentation in the balance sheet takes into consideration the offsetting of deferred tax assets and deferred tax liabilities within the same tax jurisdiction, where this is permitted. The overall deferred tax position in a particular tax jurisdiction determines whether a deferred tax balance related to that jurisdiction is presented within deferred tax assets or deferred tax liabilities.

Shell's net deferred tax position was a liability of $9,225 million at September 30, 2026 (December 31, 2025: $3,810 million). The net increase in the net deferred tax liability is mainly driven by recognition of deferred tax liabilities in relation to the ARC acquisition (see Note 8) and utilisation of tax attributes.
Retirement benefits

$ million	September 30, 2026	December 31, 2025
Non-current assets
Retirement benefits	5,737	5,052
Non-current liabilities
Retirement benefits	6,262	7,136
Surplus/(deficit)	(525)	(2,084)
Amounts recognised in the Balance Sheet in relation to defined benefit pension and OPEB plans include both plan assets and obligations that are presented on a net plan-by-plan basis. The change since December 31, 2025, in the net retirement benefit
Shell plc            Unaudited Condensed Interim Financial Report            33

liability as at September 30, 2026, was mainly attributable to an increase in discount rates, resulting in a reduction of the Retirement benefits obligation, partly offset by lower-than-expected returns on plan assets.

Dutch pension reform

On July 1, 2023, new pension legislation ("Wet Toekomst Pensioenen" (WTP)) came into effect in the Netherlands, with implementation required prior to January 1, 2028. In July 2025, the Trustee Board of the Stichting Shell Pensioen Fonds (“SSPF”), Shell's defined benefit pension fund in the Netherlands, formally accepted the transition plan to transition from a defined benefit pension fund to a defined contribution plan with effect from January 1, 2027.

On September 2, 2026, the transition plan was approved by the Dutch Central Bank (DNB) through a decision not to prohibit the transfer of accrued pension entitlements (“Besluit geen verbod op invaren”) provided the funding ratio at transition remains within an agreed range.

The transition will be subject to final approval by the SSPF Trustee Board in the fourth quarter 2026.

In accordance with asset ceiling principles, in the third quarter 2025, Shell recognised an adjustment to reduce the pension fund surplus to nil, and recognised a liability for a minimum funding requirement, resulting in a loss in Other comprehensive income. The asset ceiling recognised continues to be monitored and remeasured in accordance with IAS 19 Employee Benefits.

At the date of transition and settlement (expected December 31, 2026), the defined benefit plan will transition to a defined contribution plan. The derecognition of the defined benefit plan at that date is expected to result in an identified non-cash loss in the Consolidated Statement of Income in the fourth quarter 2026. At September 30, 2026, this loss is calculated at $6.4 billion. This loss is subject to actuarial remeasurement during the fourth quarter and is therefore subject to change.

Debt

$ million	September 30, 2026			December 31, 2025
	Debt (excluding lease liabilities)	Lease liabilities	Total	Debt (excluding lease liabilities)	Lease liabilities	Total
Current debt:	1,974	6,967	8,941	4,517	4,611	9,128
Non-current debt	39,955	27,180	67,134	42,193	24,322	66,515
Total	41,928	34,147	76,075	46,710	28,933	75,643

Lease liabilities at September 30, 2026, and December 31, 2025, include vessel leases with index-linked payments. In accordance with IFRS 16, these lease liabilities are remeasured at spot rates. The spot rates applied to remeasure the lease liabilities may not be a fair reflection of the future payments under these long-term lease commitments. During the first nine months of 2026, significant increases in the underlying index due to the Middle East conflict resulted in an increase in lease liabilities at September 30, 2026, compared with December 31, 2025, of $7,684 million, with a corresponding adjustment to the related right-of-use assets within Property, plant and equipment. Depreciation of the remeasurement of the right-of-use assets is recognised prospectively over the remaining lease term.
Assets classified as held for sale

$ million	September 30, 2026	December 31, 2025
Assets classified as held for sale	3,611	1,030
Liabilities directly associated with assets classified as held for sale	457	820
Assets classified as held for sale and associated liabilities at September 30, 2026, principally relate to Sprng Energy, RISEC and Shell's European onshore renewables portfolio in Renewables and Energy Solutions and a working interest in Brazil in Upstream.
The major class of assets and liabilities classified as held for sale at September 30, 2026, is Property, plant and equipment ($3,159 million; December 31, 2025: $662 million).
Shell plc            Unaudited Condensed Interim Financial Report            34

Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
(1,993)	546	74	Cash flow from operating activities - Other	(14)	1,328
Cash flow from operating activities - Other for the third quarter 2026 includes $2,189 million of net outflows due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America (second quarter 2026: $1,288 million net inflows, partly offset by the utilisation of recognised incentives of $470 million; third quarter 2025: $108 million net inflows).
8. Acquisition of ARC Resources

On September 2, 2026, Shell acquired all outstanding shares of ARC Resources Ltd. (“ARC”) for a purchase consideration of $13,937 million. This included cash of $3,336 million and the fair value of $10,601 million of approximately 228 million Shell shares issued in exchange for all ARC shares. The fair value of the shares issued was calculated using Shell’s closing share price of GBP 34.43 on September 2, 2026, and applicable exchange rates at that date.

ARC is a Canadian energy company focused on the exploration, development, and production of natural gas, condensate, and oil. Headquartered in Calgary, Alberta, it is one of Canada's largest natural gas producers, with major operations in the Montney shale basin in British Columbia and Alberta. ARC strengthens Shell's Integrated Gas and Upstream portfolio and supports long-term LNG growth in Canada. The principal benefits expected from the acquisition include optimisation of the expanded Montney resource position, integration of production, infrastructure and processing capacity, portfolio optimisation and development sequencing opportunities, operational efficiencies and shared technical capabilities and corporate and functional cost synergies.

Goodwill of $2,169 million (see below) was recognised on the acquisition, being the excess of the purchase consideration over the fair value of net assets acquired as set out below. Goodwill recognised principally relates to deferred taxation recognised in fair valuing Property, plant and equipment and expected synergies from combining operations. In line with IFRS, the net asset fair values were determined at the date of acquisition, particularly in respect of Property, plant and equipment by reference to forecast commodity prices, as well as using estimates of proved oil and gas reserves and unproved volumes including timing of production, discount rates and exchange rates. Commodity prices applied were based on an average of commodity price forecasts by independent consultants.

Given the short timeframe since the acquisition, the purchase price allocation remains preliminary as at September 30, 2026. Shell recognised provisional amounts for certain acquired assets and liabilities, primarily relating to the valuation of Property, plant and equipment and related deferred taxes. As a result, the goodwill of $2,169 million recognised on acquisition is provisional and may be adjusted.

$ million
September 2, 2026
Fair value of shares issued	10,601
Cash paid	3,336
Foreign currency hedge result	71
Total consideration	14,008

Fair value of net assets acquired	11,839
Goodwill recognised	2,169
Total recognised	14,008

Acquisition costs of $31 million were recognised in the Consolidated Statement of Income in selling, distribution and administrative expenses.

Shell plc            Unaudited Condensed Interim Financial Report            35

Fair value of net assets acquired and goodwill arising on acquisition

$ million
September 2, 2026
Assets
Non-current assets:
Goodwill	2,169
Property, plant and equipment	17,262
Derivative financial instruments	306
Other non-current assets	34
19,771
Current assets:
Trade and other receivables	652
Cash and cash equivalents	101
Other current assets	77
830
Total assets	20,601

Liabilities
Non-current liabilities:
Debt	2,492
Deferred tax	2,810
Decommissioning and other provisions	413
Other non-current liabilities	48
5,763
Current liabilities:
Debt	80
Trade and other payables	621
Other current liabilities	129
830
Total liabilities	6,593
Total	14,008

9. Reconciliation of Operating expenses and Total Debt
RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
6,264	5,476	5,609	Production and manufacturing expenses	17,485	16,068
2,537	2,911	3,258	Selling, distribution and administrative expenses	8,251	9,175
232	277	409	Research and development	676	872
9,033	8,664	9,275	Operating expenses	26,412	26,115
RECONCILIATION OF TOTAL DEBT

September 30, 2026	June 30, 2026	September 30, 2025	$ million	September 30, 2026	September 30, 2025
8,941	8,542	10,022	Current debt	8,941	10,022
67,134	64,534	63,955	Non-current debt	67,134	63,955
76,075	73,076	73,977	Total debt	76,075	73,977

Shell plc            Unaudited Condensed Interim Financial Report            36

ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A. Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure is presented on a current cost of supplies basis and aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes this item when presenting individual segment Adjusted Earnings as set out in the table below.
See Note 2 “Segment information” for the reconciliation of Adjusted Earnings.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Q3 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							10,814
Add: Non-controlling interest							14
Adjusted Earnings plus non-controlling interest	3,037	3,189	1,164	3,855	289	(705)	10,828
Add: Taxation charge/(credit) excluding tax impact of identified items	727	3,004	233	1,171	14	(128)	5,021
Add: Depreciation, depletion and amortisation excluding impairments	1,291	2,539	571	1,186	76	8	5,669
Add: Exploration well write-offs	67	408	—	—	—	—	475
Add: Interest expense excluding identified items	65	150	11	12	2	927	1,167
Less: Interest income	2	20	(7)	22	9	379	425
Adjusted EBITDA	5,184	9,269	1,986	6,201	373	(277)	22,736
Less: Current cost of supplies adjustment before taxation	—	—	(1,043)	309	—	—	(734)
Joint ventures and associates (dividends received less profit)	(38)	908	(43)	39	25	—	891
Derivative financial instruments	89	35	(8)	1,454	1,913	(49)	3,435
Taxation paid	(442)	(2,577)	(99)	(56)	11	(53)	(3,217)
Other	(115)	(208)	(2,143)	(41)	(351)	(41)	(2,898)
(Increase)/decrease in working capital	(73)	(147)	(947)	1,239	(413)	(299)	(638)
Cash flow from operating activities	4,606	7,281	(210)	8,527	1,558	(719)	21,043

Shell plc            Unaudited Condensed Interim Financial Report            37

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							9,836
Add: Non-controlling interest							9
Adjusted Earnings plus non-controlling interest	2,691	3,485	1,329	2,877	79	(617)	9,845
Add: Taxation charge/(credit) excluding tax impact of identified items	762	2,755	444	639	49	(140)	4,509
Add: Depreciation, depletion and amortisation excluding impairments	1,247	2,510	575	1,135	85	7	5,559
Add: Exploration well write-offs	—	(1)	—	—	—	—	(1)
Add: Interest expense excluding identified items	62	153	46	12	2	838	1,113
Less: Interest income	—	12	2	—	2	299	315
Adjusted EBITDA	4,761	8,891	2,392	4,664	212	(210)	20,710
Less: Current cost of supplies adjustment before taxation	—	—	(346)	(397)	—	—	(742)
Joint ventures and associates (dividends received less profit)	(154)	(15)	(75)	76	5	—	(163)
Derivative financial instruments	122	10	5	481	(1,025)	(15)	(423)
Taxation paid	(537)	(2,061)	(107)	(177)	31	(83)	(2,934)
Other	(445)	(294)	266	316	190	22	55
(Increase)/decrease in working capital	883	303	(279)	2,185	523	(169)	3,446
Cash flow from operating activities	4,629	6,835	2,547	7,941	(65)	(455)	21,432

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							5,432
Add: Non-controlling interest							91
Adjusted Earnings plus non-controlling interest	2,143	1,804	1,316	550	92	(383)	5,523
Add: Taxation charge/(credit) excluding tax impact of identified items	511	1,901	433	254	41	(578)	2,562
Add: Depreciation, depletion and amortisation excluding impairments	1,579	2,675	588	881	94	6	5,823
Add: Exploration well write-offs	1	47	—	—	—	—	49
Add: Interest expense excluding identified items	55	175	15	8	2	1,029	1,283
Less: Interest income	32	45	12	26	6	346	468
Adjusted EBITDA	4,257	6,557	2,340	1,667	223	(272)	14,773
Less: Current cost of supplies adjustment before taxation			(25)	53			28
Joint ventures and associates (dividends received less profit)	92	(78)	56	(27)	(1)	—	42
Derivative financial instruments	83	(9)	(3)	(165)	(272)	230	(136)
Taxation paid	(796)	(1,611)	(111)	(20)	28	(158)	(2,668)
Other	202	16	(299)	543	(277)	68	252
(Increase)/decrease in working capital	(802)	(34)	(220)	143	960	(75)	(28)
Cash flow from operating activities	3,038	4,841	1,788	2,088	660	(208)	12,207

Shell plc            Unaudited Condensed Interim Financial Report            38

Nine months 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							27,565
Add: Non-controlling interest							2
Adjusted Earnings plus non-controlling interest	7,546	9,052	3,827	8,657	716	(2,230)	27,567
Add: Taxation charge/(credit) excluding tax impact of identified items	2,197	7,893	1,215	2,499	178	(443)	13,538
Add: Depreciation, depletion and amortisation excluding impairments	4,066	7,666	1,705	3,263	245	22	16,966
Add: Exploration well write-offs	67	408	—	—	—	—	475
Add: Interest expense excluding identified items	188	454	65	44	7	2,995	3,753
Less: Interest income	4	51	(4)	53	13	994	1,112
Adjusted EBITDA	14,060	25,421	6,816	14,409	1,133	(651)	61,187
Less: Current cost of supplies adjustment before taxation			(2,339)	(850)			(3,189)
Joint ventures and associates (dividends received less profit)	(335)	920	375	93	39	—	1,092
Derivative financial instruments	(608)	12	(7)	47	3,245	(91)	2,599
Taxation paid	(1,701)	(6,130)	(271)	(195)	34	(189)	(8,452)
Other	(1,387)	(769)	(1,717)	1,178	(70)	60	(2,706)
(Increase)/decrease in working capital	(311)	(2,159)	(2,974)	(2,222)	48	(754)	(8,372)
Cash flow from operating activities	9,717	17,294	4,561	14,160	4,430	(1,625)	48,538

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							15,273
Add: Non-controlling interest							235
Adjusted Earnings plus non-controlling interest	6,363	5,873	3,416	1,117	41	(1,302)	15,507
Add: Taxation charge/(credit) excluding tax impact of identified items	1,811	6,725	1,237	251	124	(986)	9,161
Add: Depreciation, depletion and amortisation excluding impairments	4,567	7,241	1,711	2,605	274	19	16,417
Add: Exploration well write-offs	4	279	—	—	—	—	283
Add: Interest expense excluding identified items	158	546	38	37	7	2,689	3,476
Less: Interest income	36	82	13	69	10	1,299	1,508
Adjusted EBITDA	12,867	20,582	6,389	3,941	436	(879)	43,336
Less: Current cost of supplies adjustment before taxation			131	318			449
Joint ventures and associates (dividends received less profit)	(102)	1,305	421	96	19	—	1,739
Derivative financial instruments	1,168	30	20	(669)	(507)	713	755
Taxation paid	(2,537)	(5,557)	(417)	(44)	20	(464)	(8,999)
Other	(130)	(783)	629	1,139	(151)	(584)	121
(Increase)/decrease in working capital	(1,137)	(292)	(497)	(555)	1,212	(1,809)	(3,077)
Cash flow from operating activities	10,129	15,286	6,414	3,591	1,028	(3,022)	33,425

Shell plc            Unaudited Condensed Interim Financial Report            39

Identified items
The objective of identified items is to exclude material impacts1 on net income/loss arising from transactions which are typically outside the control of management and are unusual in nature (e.g., infrequent or non-recurring events) or that result in a misalignment between accounting and economic outcomes. Certain transactions that are generally excluded from underlying results within the industry may also be classified as identified items.
Identified items comprise divestment gains and losses, impairment losses and reversals, redundancy and restructuring, fair value accounting effects on commodity derivatives and certain gas contracts, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
See Note 2 “Segment information” for details.
1. For the purpose of identification of items in certain categories materiality thresholds are applied.

B. Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C. Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D. Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million		Quarters
	Q3 2026	Q2 2026	Q3 2025
Current debt	10,022	10,457	12,015
Non-current debt	63,955	65,218	64,597
Total equity	177,822	183,088	189,538
Less: Cash and cash equivalents	(33,053)	(32,682)	(42,252)
Capital employed – opening	218,745	226,081	223,898
Current debt	8,941	8,542	10,022
Non-current debt	67,134	64,534	63,955
Total equity	199,513	181,781	177,822
Less: Cash and cash equivalents	(36,425)	(31,374)	(33,053)
Capital employed – closing	239,163	223,483	218,745
Capital employed – average	228,954	224,782	221,322
Shell plc            Unaudited Condensed Interim Financial Report            40

ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
$ million		Quarters
	Q3 2026	Q2 2026	Q3 2025
Adjusted Earnings - current and previous three quarters (Reference A)	30,821	25,439	18,933
Add: Income/(loss) attributable to NCI - current and previous three quarters	182	192	349
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(132)	(65)	(9)
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(3)	(3)	—
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	30,874	25,569	19,274
Add: Interest expense after tax - current and previous three quarters	2,877	2,964	2,663
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	756	758	1,061
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	32,995	27,775	20,876
Capital employed – average	228,954	224,782	221,322
ROACE on an Adjusted Earnings plus NCI basis	14.4%	12.4%	9.4%
Shell plc            Unaudited Condensed Interim Financial Report            41

E. Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Net debt excluding lease liabilities is calculated by subtracting lease liabilities from Net debt.
Gearing is a measure of Shell's capital structure and is defined as Net debt as a percentage of total capital (Net debt plus total equity).
Gearing excluding lease liabilities is defined as Net debt excluding lease liabilities as a percentage of total capital excluding lease liabilities (Net debt excluding lease liabilities plus total equity).
Lease liabilities are frequently long-term operational necessities rather than discretionary financing choices. Management believes that using Net debt excluding lease liabilities and Gearing excluding lease liabilities alongside Net debt and Gearing gives better insight to the financial position by reflecting debt and capital directly tied to discretionary financing activities, and improving comparability against peers with different asset ownership strategies or following different accounting standards.

$ million
	September 30, 2026	June 30, 2026	September 30, 2025
Current debt	8,941	8,542	10,022
Non-current debt	67,134	64,534	63,955
Total debt	76,075	73,076	73,977
Of which: lease liabilities	34,147	29,627	28,571
Add: Debt-related derivative financial instruments: net liability/(asset)	963	662	684
Add: Collateral on debt-related derivatives: net liability/(asset)	(880)	(611)	(403)
Less: Cash and cash equivalents	(36,425)	(31,374)	(33,053)
Net debt	39,733	41,754	41,204
Of which: Net debt excluding lease liabilities	5,586	12,126	12,633
Total equity	199,513	181,781	177,822
Total capital	239,247	223,534	219,026
Of which: Total capital excluding lease liabilities	205,099	193,907	190,455
Gearing	16.6%	18.7%	18.8%
Gearing excluding lease liabilities	2.7%	6.3%	6.6%
F. Operating expenses and Underlying operating expenses
Operating expenses*
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q3 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,366	2,176	512	1,761	425	24	6,264
Selling, distribution and administrative expenses	26	10	1,994	200	170	137	2,537
Research and development	7	2	65	19	6	133	232
Operating expenses	1,399	2,187	2,571	1,981	601	293	9,033
Shell plc            Unaudited Condensed Interim Financial Report            42

Q2 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,026	2,164	320	1,527	440	(1)	5,476
Selling, distribution and administrative expenses	36	6	2,136	463	154	114	2,911
Research and development	31	52	63	48	11	71	277
Operating expenses	1,094	2,223	2,519	2,039	606	184	8,664

Q3 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	940	2,198	359	1,636	467	9	5,609
Selling, distribution and administrative expenses	25	(22)	2,541	418	165	130	3,258
Research and development	47	71	70	46	28	146	409
Operating expenses	1,012	2,247	2,970	2,100	660	285	9,275

Nine months 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	3,516	6,466	1,303	4,879	1,296	25	17,485
Selling, distribution and administrative expenses	128	97	6,097	1,062	509	358	8,251
Research and development	61	98	150	86	26	256	676
Operating expenses	3,706	6,661	7,550	6,027	1,830	639	26,412

Nine months 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	2,787	6,278	887	4,716	1,383	17	16,068
Selling, distribution and administrative expenses	92	63	6,912	1,302	457	348	9,175
Research and development	104	174	162	109	73	250	872
Operating expenses	2,984	6,515	7,961	6,127	1,913	615	26,115
*Operational measure for US reporting purposes

Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
9,033	8,664	9,275	Operating expenses	26,412	26,115
(177)	(123)	(133)	Redundancy and restructuring (charges)/reversal	(430)	(296)
(20)	(101)	(144)	Other	(121)	(223)
(197)	(224)	(277)	Total identified items	(551)	(518)
8,836	8,440	8,998	Underlying operating expenses	25,861	25,596
G. Free cash flow and Organic free cash flow
Shell plc            Unaudited Condensed Interim Financial Report            43

Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

	Quarters		$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
21,043	21,432	12,207	Cash flow from operating activities	48,538	33,425
(4,721)	(3,908)	(2,257)	Cash flow from investing activities	(11,765)	(11,622)
16,322	17,524	9,950	Free cash flow	36,773	21,803
2,650	469	1,773	Less: Divestment proceeds (Reference I)	3,471	2,333
145	224	—	Add: Tax paid on divestments (reported under "Other investing cash outflows")	369	143
3,227	—	85	Add: Cash outflows related to inorganic capital expenditure[1]	3,576	1,007
—	—	—	Less/Add: Other inorganic cash inflows/outflows[2]	—	—
17,043	17,279	8,263	Organic free cash flow	37,246	20,620
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.    Cash inflows and outflows related to acquisitions and divestment related activities, which are not reported as divestment proceeds, tax paid on divestments nor as inorganic capital expenditure; reported under “Other investing cash inflows” or “Other investing cash outflows”

H. Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:
(i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
21,043	21,432	12,207	Cash flow from operating activities	48,538	33,425
(3,269)	3,739	352	(Increase)/decrease in inventories	(6,216)	1,178
(6,681)	1,593	569	(Increase)/decrease in current receivables	(15,492)	1,594
9,312	(1,887)	(949)	Increase/(decrease) in current payables	13,337	(5,850)
(638)	3,446	(28)	(Increase)/decrease in working capital	(8,372)	(3,077)
21,682	17,987	12,235	Cash flow from operating activities excluding working capital movements	56,910	36,502

I. Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million	Nine months
Q3 2026	Q2 2026	Q3 2025		2026	2025
2,455	366	747	Proceeds from sale of property, plant and equipment and businesses	3,093	1,249
74	71	1,023	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans	186	1,057
121	31	2	Proceeds from sale of equity securities	192	27
2,650	469	1,773	Divestment proceeds	3,471	2,333
Shell plc            Unaudited Condensed Interim Financial Report            44

CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Interim Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Interim Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Interim Financial Report “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Interim Financial Report refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking statements
This Unaudited Condensed Interim Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions, including (without limitation) those concerning Shell’s strategy and operating plans, macroeconomic conditions, future energy demand, supply and product mix, commodity prices, demand for Shell’s products, production results and reserve estimates, development, execution and management of projects, energy transition and climate change, management of safety and environmental risks, costs, cash capital expenditures, technology advancements, legislative, judicial, fiscal and regulatory developments, regional conflicts and trading conditions, and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”; “aspiration”; ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Interim Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Interim Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Interim Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Interim Financial Report, October 29, 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Interim Financial Report.
Shell's net carbon intensity and net-zero emissions target
In this Unaudited Condensed Interim Financial Report we may refer to Shell’s “net carbon intensity” (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for
Shell plc            Unaudited Condensed Interim Financial Report            45

that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s “net carbon intensity” or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.

Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our combined Scope 1 and 2 target, NCI target and our oil products ambition over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits. In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.

The information provided above regarding Shell’s NCI and net zero emissions target are not intended, nor should they be construed as introducing, suggesting or making any claim, target or representation thereof other than what is included in the Unaudited Condensed Interim Financial Report.
Forward-Looking non-GAAP measures
This Unaudited Condensed Interim Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and Adjusted Earnings. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements. These forward-looking non-GAAP measures are provided to assist readers in understanding management’s use and expectations of such measures and may not be appropriate for other purposes.
The contents of websites referred to in this Unaudited Condensed Interim Financial Report do not form part of this Unaudited Condensed Interim Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Interim Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
October 29, 2026
The information in this Unaudited Condensed Interim Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

Shell plc            Unaudited Condensed Interim Financial Report            46